Exhibit 1.2
TRUST CONDITIONS OF
STICHTING ING AANDELEN
having its seat in Amsterdam, as these read after a deed of amendment trust conditions executed on 25 April 2005 before a legal substitute for Professor mr. P.J. Dortmond, civil-law notary in Amsterdam.
Objectives
Article 1.
1.	The objectives of the foundation Stichting ING Aandelen with its seat in Amsterdam according to its articles of association read:
a.	to represent the interests of the holders of (depositary receipts of) shares (the ‘holders of depositary receipts’) of the company limited by shares and with seat in Amsterdam: ING Groep N.V. (the ‘company’), also in view of the interests of (i) the company itself (ii) that of the businesses maintained by the company and the companies affiliated with the company in a group and (iii) all other persons involved in the company in such a way that all these interests shall be weighed and guaranteed to the best of one’s abilities,

b.	to obtain and to hold in trust against issue of convertible depositary receipts (the ‘depositary receipts’) registered shares in the capital of the company and bonus shares possibly to be paid thereon or shares obtained by way of stock dividend or by means of claims, to exercise voting-rights attached to those shares and all other rights attached to those shares, as well as to exercise claim rights and to receive dividend and other distributions, including liquidation distributions, under the obligation to distribute the amount received to the holders of depositary receipts of shares of the class concerned, provided that depositary receipts shall be issued for bonus shares or shares obtained by way of stock dividend and for shares obtained for a holder of depositary receipts at exercising a claim right;

c.	to further the exchange of information between the company on the one side and the holders of depositary receipts and shareholders of the company on the other side;

d.	to further and to organise the acquisition of proxies of vote of shareholders other than the foundation itself, as well as directed proxies of vote and/or voting instructions of holders of depositary receipts;
and furthermore to perform everything connected with the afore stated in the widest sense, provided that all acts entailing a commercial risk shall be excluded from the objective of the foundation.

2.	The foundation may take in trust ordinary shares, preference shares A and, irrespective of the series, preference shares B in the capital of the company limited by shares ING Groep N.V. with seat in Amsterdam (the ‘company’), and shall issue for each share of any class that it takes in trust a depositary receipt of shares of the same class, as far as depositary receipts of ordinary shares are concerned with a nominal value of twenty-four cents (EUR0.24) and as far as depositary receipts of preference shares A and B, irrespective of the series, are concerned with a nominal value of one Euro twenty cents (EUR1.20).

3.	Where ‘shares’, ‘depositary receipts’ and ‘holders of depositary receipts’ are mentioned, these shall be understood to mean all classes of shares referred to in the previous section, at which each series of preference shares B shall apply as a separate class of shares respectively depositary receipts of all those classes of shares and the holders of depositary receipts of all those kind of shares, unless the opposite explicitly appears.

Where ‘preference shares’ are mentioned, these shall mean both the preference shares A and the preference shares B, irrespective of the series, unless the opposite explicitly appears.
Bearer depositary receipts
Article 2.
1.	The depositary receipts shall be bearer depositary receipts and shall be embodied in one certificate (a ‘global certificate’) per class of shares for which they have been issued.

An arrangement as referred to in article 36 section 5 of the Securities Giro Act (‘Wge’) could be included in the global certificate.

2.	The global certificates mentioned in section 1 of this article shall be deposited by the foundation for the holders of depositary receipts at the Nederlands Centraal Instituut voor Giraal Effectenverkeer BV (‘Necigef’), being the central institute in the sense of the Wge, for which each of the holders of depositary receipts shall be credited in accordance with his right as a participant in the collective depository of depositary receipts of the class of shares concerned held by a member institution as referred to in the Wge.

3.	Every holder of depositary receipts shall be obliged to designate a member institution as referred to in section 2 of this article, through which the global certificates referred to in section 1 of this article shall be retained for him.

4.	Delivery of the global certificates referred to in section 1 of this article to others than the foundation without the permission of the foundation shall not be allowed.

5.	The trust of the global certificates has been irrevocably entrusted by the person(s) entitled to Necigef, and Necigef shall be irrevocably authorised to do everything on behalf of the person(s) entitled with respect to the depositary receipts concerned, including to accept and to transfer, and to cooperate to crediting to and debiting from the global certificate concerned in accordance with the provisions of the Wge.

6.	As far as exercising the right attached to a depositary receipt is concerned the foundation shall consider as holder of depositary receipts the person mentioned in a written declaration of a member institution implying that at the time indicated by the foundation the person mentioned in the declaration shall be entitled as participant to the amount of depositary receipts mentioned in the global deposit of the depositary receipts, without prejudice to the provisions in article 12.

7.	It shall be possible to create both a right of usufruct and a right of pledge on depositary receipts.

If upon creation of the right of usufruct or the right of pledge on depositary receipts no provisions as to the voting and meeting rights attached to the depositary receipts towards the foundation have been agreed, the holder of depositary receipts shall be entitled to these rights.

8.	In special cases, with the approval of Necigef and the management board of the company, the board of the foundation may decide that bearer depositary receipts shall be embodied in another manner than in the global certificate concerned referred to in section 1 of this article.

9.	The respective global certificates shall be signed by the foundation, which may be made in facsimile.

10.	As third parties in the sense of annex II to the Funds Regulations of Euronext Amsterdam N.V. have been designated the notaries attached or in future to be attached to the offices of De Brauw Blackstone Westbroek N.V. or Stibbe N.V. in Amsterdam or their substitutes; each of them may act separately.

The third party takes responsibility only insofar as resulting for him from the trust conditions. If one of them expresses the wish thereto, the foundation and the company shall undertake to designate one or more others jointly as third party instead of the persons mentioned in the previous section, which shall be published without delay in the manner provided for in article 6, section 1.
Issue of depositary receipts
Article 3.
1.	Before a depositary receipts is issued, the registered shares concerned must have been transferred to the foundation free from limited rights and attachments.

The person transferring a share in the company to the foundation shall be responsible towards the foundation for all damages that the foundation might suffer, if it appears that he was not or not fully authorised to make that transfer.

2.	The shares taken in trust appear from an entry in the shareholders’ register of the company for which no share certificates are outstanding.

The entry in the shareholders’ register shall be made in the name of the foundation with notice that it shall be possible for the foundation to dispose of those shares only jointly with the third party referred to in article 2.

The company shall inform that third party in writing about this entry and annotation.
Exercising voting-right
Article 4.
1.	The foundation shall grant to every holder of depositary receipts — also if he is a shareholder who has announced his intention to attend the general meeting of shareholders of the company in accordance with the articles of association of the company — authorisation to exercise at the meeting the voting-right on shares of which the holder of depositary receipts holds the depositary receipt.

2.	A holder of depositary receipts may transfer the authorisation received in section 1 by deed to someone else, provided he has announced his intention to do so to the foundation within a period to be set by the foundation before commencement of the general meeting of shareholders of the company.

3.	It shall not be possible for the foundation to cast a vote on shares for which an authorisation has been granted to a holder of depositary receipts, if the authorised holder of depositary receipts is present or represented at the general meeting of the company.

4.	Holders of depositary receipts may instruct the foundation by means of the general meeting of shareholders of the company in writing about the manner in which the foundation must exercise the voting-right at the general meeting concerned on shares of which the holder of depositary receipts concerned holds the depositary receipts, which instruction the foundation shall obey.

5.	The foundation shall not be liable for the voting behaviour of a holder of depositary receipts or the consequences thereof, nor for casting a vote in accordance with a voting instruction given or the results thereof.

6.	The foundation shall set per advertisement in the manner as provided for in article 6, section 1, the period in which a written voting instruction must be submitted to the foundation and (ii) a power of attorney to vote may be transferred to a third party in the manner as determined in section 2 of this article.

7.	Except for the provisions made afore in this article, the foundation shall exercise the voting-

right attached to the shares in accordance with its objective under the articles of association.

8.	The foundation shall determine its vote in principle without consulting holders of depositary receipts in accordance with the provisions in section 7.

9.	If it is proposed to amend the rights attached to the shares taken in trust, the foundation undertakes to announce to the holders of depositary receipts the intention to whether or not use the voting-right itself if possible at least fourteen days in advance by means of an advertisement without the need to state in what direction the foundation will vote.
Distributions
Article 5.
1.	The foundation shall collect from the company every dividend and every other distribution on the shares held in trust by it and shall make a corresponding dividend or distribution on the depositary receipts of the class of shares concerned payable within one week after receipt.

2.	Payability, payment on depositary receipts, creation and cancellation as well as all other actions shall be made to an address in Amsterdam to be announced via an advertisement. There shall be an opportunity to do so every working day, except on Saturday, from nine till twelve a.m. and furthermore as to be determined by the foundation.

3.	Distributions by the company to the holders of ordinary shares made in the form of bonus shares, crediting to the shares, stock dividends etc. shall be made available by the foundation insofar as possible to the holders of depositary receipts of ordinary shares in the form of depositary receipts of shares of the class concerned or crediting to depositary receipts of shares of the class concerned.

Distributions by the company to the holders of preference shares made in the form of bonus shares, crediting to the shares, stock dividends etc. shall be made available by the foundation insofar as possible to the holders of depositary receipts of preference shares in the form of depositary receipts of shares of the class concerned or crediting to depositary receipts of shares of the class concerned.

4.	In case the company issues new shares and a pre-emptive right is assigned to the holders of shares of one or more classes, the foundation shall enable the holders of depositary receipts of shares of the class(es) concerned to exercise a pre-emptive right on depositary receipts accordingly.

5.	In case of a choice between a distribution in cash or in other values the foundation must announce this in advance per advertisement and enable therein the holders of depositary receipts of shares of the class concerned to the extent possible to make each a choice until the fourth day before that on which the choice must have been made by the foundation.

6.	If the wishes of the holders of depositary receipts have not been brought to the knowledge of the foundation four days before the day on which the choice must have been made by the foundation, the foundation shall choose as it considers useful in the interest of the holders of depositary receipts concerned.

7.	The claim of holders of depositary receipts to distribution of dividends and to other distributions shall be time-barred after five years, insofar not a shorter limitation period or maturity date results from the law.
Announcements. In writing
Article 6.
1.	All announcements, notifications, communications and notices to be made to holders of depositary receipts shall be made by advertisement in a national newspaper and in the

Official List, or in an official publication substituted for it by virtue of a decision of Euronext Amsterdam N.V..

2.	Where in these trust conditions ‘in writing’ is mentioned at a statement (article 2), a notification (article 3), a voting instruction (article 4), or an authorised person (article 12) this shall include also by e-mail, by telefax, or by another electronic data carrier.
Costs
Article 7.
1.	All costs resulting from these terms shall be borne by the company with the exception of those mentioned in article 10.

2.	The foundation shall not charge costs, any management fee or otherwise to holders of depositary receipt for exchanging original shares into depositary receipts, except in the cases mentioned in article 10.

3.	The foundation shall pay the dividends collected by the foundation and other distributions to holders of depositary receipts without any discount on account of commission or costs.

4.	All charges, taxes and costs imposed on the foundation as holder of original shares on account of its possession, or from income derived from it, in whatever form, may be recovered by the foundation from the holders of depositary receipts of shares of the class concerned.
Replacement global certificates
Article 8.
1.	The lost, missing or damaged global certificates could be replaced by the foundation by new global certificates at the time and under such conditions and guarantees and after making such publications as to be established by the foundation.

The issue of a new global certificate shall render the old one worthless. The foundation shall never be held responsible for any damage suffered by holders of depositary receipts, when it turns out later that despite the conditions stated and guarantees requested for that purpose the issue of a new global certificate has been made erroneously.

2.	The costs of creation and trust of the respective global certificates shall be borne by the company.
Cancellation.
Article 9.
1.	Against cancellation of the depositary receipts holders of depositary receipts may reclaim an equal nominal amount of shares of the class concerned, with due observance of the provisions of articles 8a, 8b and article 9 of the articles of association of the company if and as long as these articles are in force.

2.	The transfer of the shares shall be made as soon as possible, cancelling thereby the depositary receipts by, as one inextricable whole, (a) the transfer of the shares to the person entitled by deed, (b) crediting the depositary receipts concerned to the global certificate of the class of depositary receipts and (c) accordingly debiting by the member institution concerned in its global deposit.
Article 10.
The foundation shall charge the offerer one cent (EUR 0.01) per depositary receipt with a minimum of twenty-five Euros (EUR 25) per cancellation for the conversion of depositary receipts into shares as referred to in article 9.
Temporary closure creation and cancellation of depositary receipts
Article 11.
1.	After the prior approval of Euronext Amsterdam N.V. the foundation may temporarily close the opportunity to create or cancel depositary receipts if special circumstances require so and after announcement in the manner provided for in article 6.
Consultation of holders of depositary receipts
Article 12.
1.	Solely if and each time as often as the foundation deems this necessary or desirable it may probe the opinion of holders of depositary receipts respectively holders of depositary receipts of a certain class under such provisions as it will establish with due observance of these trust conditions via a meeting of holders of depositary receipts to be organised by the foundation or in another manner to be determined by the foundation.

2.	The convocation for a meeting of holders of depositary receipts shall be made in the manner as determined in article 6, section 1.

The advertisement shall state either the contents of the agenda and of all documents of which perusal is important for the holders of depositary receipts at discussion the agenda or that and where these documents will be gratuitously available and if the foundation deems this desirable at one or more places.

A copy of said documents shall be deposited at Euronext Amsterdam N.V..

The convocation, making available and depositing respectively shall be made not later than on the fifteenth day prior to that of the meeting.

3.	Provided one has satisfied the requirements stated hereinafter in this section, every holder of depositary receipts shall be authorised to attend in person or represented by a written authorised person the meeting of holders of depositary receipts, to speak there and to exercise the voting-right.

As far as the voting-right and/or meeting right of holders of bearer depositary receipts is concerned the foundation shall consider as holder of depositary receipts the person mentioned in a written declaration of a member institution implying that the amount of bearer depositary receipts mentioned in that declaration belongs to its global deposit and that the person mentioned in the declaration is a participant in its global deposit up to the amount of bearer depositary receipts mentioned and shall be so until after he meeting, provided the declaration concerned has been filed at the office of the foundation or at a place to be determined by the board, including in any case a place in Amsterdam, and this not later than three days before the meeting.

The convocation for the meeting shall state the place where the declaration of the member institution must be deposited and the day on which the depositing of the declaration of the member institution must be made at the latest; this day may not be set earlier than the seventh day before the day of the meeting; the convocation for a meeting shall always state so.

4.	At a meeting of holders of depositary receipts a holder of depositary receipts may cast as many votes as the sum of twenty-four cents (EUR 0.24) is included a whole number of times in the total nominal amount of the shares of which he holds the depositary receipts.

5.	The provisions of sections 2 and 3 of this article shall apply accordingly to a meeting of holders of depositary receipts of a certain class of shares, provided that holders of depositary receipts of another class of shares as such need not be convened for and shall not have access to such a meeting.

6.	The foundation may determine that for application of the provisions in the previous sections of this article they shall apply as persons entitled to vote and to have access to the meeting who have those rights at a moment to be set in the convocation for the meeting of holders of depositary receipts, irrespective of who at the time of the meeting of holders of depositary receipts are entitled to the depositary receipts.

In that case the member institution need not declare that the holder of depositary receipts shall remain a participant in its global deposit until after the meeting.

The afore-mentioned time may not be set earlier than on the seventh day before the day of the meeting.
Amendments to the trust conditions
Article 13.
1.	Under proper announcement by the foundation the trust conditions may be amended.

However, if amendments are made to the trust conditions which decrease the rights or securities of holders of depositary receipts or impose charges on holders of depositary receipts, the holders of depositary receipts shall be able for at least three months after announcement of the amendment to cancel their depositary receipts free of charge with due observance of the provisions of article 8a, 8b and 9 of the articles of association of the company if and as long as these articles are in force.

Such amendments shall only be in force as soon as three months after afore-mentioned announcement have expired.

If amendments are required or desired as a result of changes that occurred in the shares taken in trust, it shall not be possible for holders of depositary receipts to derive from such amendments any right of free cancellation.

2.	Amendments to the trust conditions can only become operative after having obtained the approval of Euronext Amsterdam N.V. and the management board of the company.
End of trust by foundation
Article 14.
1.	If the foundation is dissolved or wants to end its function from this agreement or if the company wants to see the function terminated, the company shall designate a successor to whom the trust could be transferred in consultation with the foundation and with the approval of the meeting of holders of depositary receipts.

In case this consultation does not succeed or the required approval of the meeting of holders of depositary receipts is not obtained, the most willing party may request Euronext Amsterdam N.V. to take a decision in this case, which shall then be binding upon all parties.

The successor must take over all obligations from the trust conditions.

The designation of a successor shall become effective two months after announcement in the manner as determined in article 6, section 1.

2.	The foundation shall transfer the shares that it has in trust to the successor within the period determined in the previous section.

The foundation shall settle this with the member institutions of Necigef.

At transferring the trust holders of depositary receipts — if they want so — may obtain for two months after the announcement of the transfer free of charge against cancellation of depositary receipts for equal nominal amounts shares of the class of which they are holder of depositary receipts with due observance of the provisions of articles 8a through 8b of the articles of association of the company if and as long as these articles are in force.

3.	Cancellation of the trust may only be made with the approval of the company.

4.	Cancellation or transfer of the trust shall be announced in the manner determined in article 6, section 1.

In the event of cancellation of the trust shares of the class concerned shall be transferred against cancellation of the depositary receipts for equal nominal amounts with due observance of the provisions of articles 8a, 8b and 9 of the articles of association of the company if and as long as these articles are in force.

5.	In the event of cancellation of the trust a period of at least two years since the day of announcement shall be set, within which the exchange of the depositary receipts for shares can be made in the manner as described afore.

During that period these trust conditions shall remain in force, except for possible amendments as referred to in article 13 and with this exception that the issue of depositary receipts will then be ceased, except for the provisions in section 7.

6.	After expiry of the period mentioned in the previous section the foundation shall be authorised — after consultation with Euronext Amsterdam N.V. and after notice in the manner determined in article 6 — either to transfer the shares still held in trust to a third party on the expense and risk of the holders of the still outstanding depositary receipts, or to sell them and to keep the proceeds available for holders of the then outstanding depositary receipts.

7.	For two months after the notification mentioned in the fourth section it shall be possible to credit depositary receipts to the global deposit as referred to in article 2, provided not later than on the fourth day following that of the notice in the Official List of Euronext Amsterdam N.V. it is stated to the foundation how many shares to create depositary receipts will be offered, whereas it must be made feasible that the shares were already obtained before or on the day of the notification mentioned in the fourth section.

8.	There shall not be charged any costs to the holders of depositary receipts for aforementioned exchanges.
Report
Article 15.
Immediately after publication of the annual accounts and the annual report of the management board of the company the foundation shall report to holders of depositary receipts about its activities during the year under report, stating also the number or nominal amount of the securities taken in trust.
If this report is not included in the annual report of the company, it shall be made gratuitously available to the holders of depositary receipts in Amsterdam, which shall be announced by advertisement.
Choice of law, competent court
Article 16.
1.	The legal relation between the holders of depositary receipts or former holders of depositary receipts on the one side and the foundation and/or the third party referred to in article 2 on the other side shall be governed entirely by Netherlands law.

2.	All disputes arisen in connection with or as a result of the trust conditions shall in first instance be settled by the competent court in Amsterdam.

Accession to trust conditions
Article 17.
By the mere transfer of trust of shares against assigning depositary receipts the persons by whom or on behalf of whom this transfer has been made and successive acquirers of depositary receipts shall have been acceded to the provisions of these trust conditions and the amendments to be made thereto, if any.
Exclusion liability
Article 18.
The foundation shall not be liable for damage or disadvantages unhoped-for suffered at any activity with respect to this trust, nor for persons or institutions whose mediation it has used in good faith.
Article 19.
Copies of the trust conditions shall be available free of charge at the foundation and at a place further to be divulged in the manner determined in article 6, section 1, in Amsterdam and shall there and at the office of the third party referred to in article 2 be available for inspection by holders of depositary receipts.
CF certificates
Article 20.
1.	With respect to bearer certificates for which certificates have been issued in the form of a body with a dividend sheet which is not composed of separate dividend coupons and a talon (CF certificates) and which are located at other parties than Necigef, it applies that these may be exchanged into a bearer certificate embodied in the global certificate as referred to in article 2.

2.	The foundation shall charge costs for an exchange as referred to afore.

3.	The holder of a bearer certificate in the form of a CF certificate located at another party than Necigef may exercise all rights attached to this certificate towards the foundation only if the exchange as referred to in this section has occurred.